UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2025

Allan Marshall
President and Chief Executive Officer
Upexi, Inc.
3030 North Rocky Point Drive, Suite 420
Tampa, FL 33607

**Re: Upexi, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 5, 2025
File No. 333-289465**

Dear Allan Marshall:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary
The Custodian, page 8

1. We note your revised disclosure in response to prior comment 1. In an appropriate section of your prospectus, please revise to disclose the material terms of your custody agreements with the BitGo Trust Company, Inc. and Coinbase Global, Inc., including term and termination provisions. Please also refer to Item 601 of Regulation S-K and file the executed agreements as exhibits to your registration statement or tell us why you are not required to do so.

Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Peter Campitiello